TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust No C5 Caroline Toce, Trustee 42 Beacon Hill Lane New Canaan CT 06840	Class A Common Stock	6/17/2026	495	$ 9,620.13
-same as above-	Class A Common Stock	6/17/2026	62,000	$ 1,178,315.16
-same as above-	Class A Common Stock	5/28/2026	62,983	$ 1,270,287.20
-same as above-	Class A Common Stock	5/28/2026	33,274	$ 671,094.36
-same as above-	Class A Common Stock	5/28/2026	33,968	$ 685,091.46
-same as above-	Class A Common Stock	5/27/2026	30,850	$ 620,714.44
-same as above-	Class A Common Stock	5/27/2026	16,297	$ 327,902.21
-same as above-	Class A Common Stock	5/27/2026	1,002	$ 19,979.47
-same as above-	Class A Common Stock	5/27/2026	11,141	$ 222,146.95
-same as above-	Class A Common Stock	5/27/2026	16,640	$ 334,803.51
-same as above-	Class A Common Stock	5/18/2026	34,543	$ 623,281.25
-same as above-	Class A Common Stock	4/22/2026	7,609	$ 137,415.70
-same as above-	Class A Common Stock	4/6/2026	732	$ 11,446.44